EXHIBIT 99.1
PENGROWTH ENERGY CORPORATION

Annual Meeting of Shareholders

June 28, 2016

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting		Outcome of Vote

1.
The approval of an ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.
		PASSED 325,245,855 (97.41%) For 8,662,104 (2.59%) Withheld

2.	The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed:

		Votes For		Votes Withheld
	Margaret L. Byl	214,971,056	(97.59%)	5,319,408	(2.41%)
	Derek W. Evans	213,476,326	(96.91%)	6,814,138	(3.09%)
	Wayne K. Foo	213,375,886	(96.86%)	6,914,577	(3.14%)
	Kelvin B. Johnston	215,092,451	(97.64%)	5,198,013	(2.36%)
	James D. McFarland	212,412,990	(96.42%)	7,877,473	(3.58%)
	A. Terence Poole	213,365,373	(96.86%)	6,925,090	(3.14%)
	Jamie C. Sokalsky	213,344,959	(96.85%)	6,945,504	(3.15%)
	D. Michael G. Stewart	213,224,581	(96.79%)	7,065,882	(3.21%)

3.	The approval of an ordinary resolution authorizing and approving unallocated awards issuable pursuant to the long term incentive plan of the Corporation.	PASSED 205,408,247 (93.24%) For 14,882,214 (6.76%) Against

4.	The approval of a resolution to accept the Corporation’s approach to executive compensation (“Say on Pay”).	PASSED 207,050,982 (93.99%) For 13,239,428 (6.01%) Against